WASHOR & ASSOCIATES
COUNSELORS AT LAW
21800 OXNARD STREET, SUITE 790
WOODLAND HILLS, CALIFORNIA 91367
TELEPHONE: (310) 479-2660
FACSIMILE: (310) 479-1022

September 1, 2015

VIA EMAIL & US MAIL:
wrayk@sec.gov

Katherine Wray, Attorney-adviser
Office of the Information Technologies and Services
US Securities and Exchange Commission
Washington, DC 20549

Re: Parallax Health Sciences, Inc.
Form 8-K
Filed August 19, 2015
File No. 000-52534

Dear Ms. Wray:

We represent Parallax Health Sciences, Inc. (the "Company"), in connection with the above-captioned matter. As such, we are in receipt of your letter, dated August 24, 2015, pertaining to your preliminary review of to the Company's Form 8-K which was filed on August 19, 2015.

In your letter, you state that the Company may have been a shell company prior to the acquisition of RoxSan Pharmacy, Inc., a privately held California corporation, ("RoxSan") by the Company and that if it were a shell company, the 8-K, as amended, did not contain all of the required information. Apparently, your conclusion is based on the fact that the Company had fewer assets than RoxSan prior to the RoxSan acquisition. Although we concede that RoxSan had more assets than the Company at that time, we disagree with your conclusion. We believe that the Company was not a shell company and that the 8-K contained all of the required information.

This letter constitutes the Company's response to your letter. We have been asked to render an opinion as to whether the Company is a shell company within the definition of "shell company" contained in Rule 405, promulgated under the Securities Act of 1933, as amended.

Rule 405 defines a "shell company" as:

"... [A] registrant...that has:

1. No or nominal operations; and

2. Either:

   i. no or nominal assets;

   ii. assets consisting solely of cash and cash equivalents; or

   ii. assets consisting of any amount of cash and cash equivalents and nominal other assets."

Prior to its recent acquisition of RoxSan, the Company was a developmental stage company in the biomedical sector. During 2012, the Company's management entered discussions and assessed a potential business opportunity with Parallax Diagnostics, Inc., a Nevada corporation ("PDI"). PDI was, and is, a bio-medical company focused on infectious diseases that owns a line of point of care diagnostic tests on a single proprietary platform, and is developing a novel, handheld diagnostic testing system. These operations commenced during 2010 and, upon the inception and acquisition of PDI as the Company's wholly owned subsidiary in 2012, the Company has continued with the development and advancement of the Company's business plan for the development of its biomedical device through the present. Additionally, during that period, the Company has developed and prosecuted patent applications, inter alia, for the Company's novel handheld diagnostic devices and patents have been granted. The Company operates out of offices located at 1327 Ocean Avenue, Suite B, Santa Monica, California.

In July 2013, the Company met with the management of RoxSan, whose primary operations are as a retail pharmacy. After certain due diligence performed by the Company, it became apparent that there existed a viable opportunity to enhance shareholder value by combining the Company with RoxSan. As a result, on July 22, 2013, the Company executed a binding Letter of Intent ("LOI") for the acquisition of RoxSan.

During the period of its negotiations with RoxSan, the Company continued the development of its business plan centering on the Company's handheld testing technology that diagnose and/or monitor medical conditions. Its plan combines innovative technologies that will provide accessible, practical and rapid point of care for in vitro diagnostics. The tests will be based on the Company's Target System, a platform that is centered on an analyzer and its innovative flow through a test cartridge.

Between July 2013 and August 2015, the Company performed further due diligence, pursued financial institutions to secure a combined debt-equity financing that would enable the Company to complete the acquisition, and worked in good faith with RoxSan to obtain the necessary regulatory approval from the California State Board of Pharmacy (the "State Board"). The Company received its licensing and approval of the acquisition by the State Board on July 30, 2015, and proceeded with the closing of the acquisition. The business acquired by the Company is an ongoing retail pharmacy operation located in Beverly Hills, California, that is licensed in over forty (40) states, and offers specialized compounding treatments, traditional prescription management, and infertility solutions.

As noted in item 2.01 of the Company's Form 8-K, filed on August 18, 2015, "On August 13, 2015 ... the Company entered into an Agreement to Purchase ... [RoxSan Pharmacy, Inc.] ... As a result of the Acquisition, effective August 13, 2015, RoxSan became a wholly owned subsidiary of the Company. No change in control of the Company occurred as a result of the Acquisition."

During this period, the Company has continued to develop its business plan for the development of its diagnostics technology and the related tests and continues to work on this project through the present.

Since its inception, RoxSan has engaged in prescription dispensing and retail sales, with an emphasis more recently on compound medications and infertility treatments. During the year ended December 31, 2014, RoxSan had gross earnings in excess of $40,000,000 dollars.

However, the mere fact that a company being acquired has a greater net worth than the acquiring company immediately prior to the acquisition does not make the acquiring company a shell. The test is whether the acquirer company has an ongoing business or a business in the development stage which it is working to development and that such business activities continue after the acquisition. The Company has been working on the development of its hand-held diagnostics products since before the Company met with RoxSan and continues doing so through this date. It has continued to work on its budget, its patent prosecution, and its private placement memorandum since the acquisition occurred. During this same period, RoxSan has continued its pharmacy operations. Thus, the Company was not a "shell" prior to the acquisition. Subsequent to the acquisition, both companies are working towards the development and implementation of their own prior business plan.

Under the circumstances, the Company is not and never has been a "shell." It has been a Company pursuing its business plan to commercialize the hand-held diagnostic

products listed above and since the acquisition, it has been a company pursuing two (2) different lines of business simultaneously. As noted above, Parallax had, and has, normal ongoing business operations to develop and carry out its medical testing equipment business plan. These operations continue through today.

This Opinion is being issued solely in response to your letter dated August 24, 2015, pertaining to a preliminary review of to the Company's Form 8-K filed on August 19, 2015. The Opinion may not be used or be relied on for any other purpose. The Opinion may not be released to any third party.

Apart from the foregoing responses, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures contained in the Form 8-K.

If you have any questions concerning the foregoing, please do not hesitate to give me a call. Thank you for your kind cooperation in this regard.

Very truly yours,

Washor and Associates

Lawrence I. Washor

LIW:me

cc: Mr. J. Michael Redmond